UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

JK ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

47759H 304
(CUSIP Number)

Randall W. Heinrich
8 Greenway Plaza, Suite 818
Houston, Texas 77046
713-951-9100
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47759H 304

1)	Names of Reporting Person

Keith D. Spickelmier

S.S. or I.R.S. Identification No. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds:
PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6)	Citizenship or place of Organization:
United States of America

	(7)	Sole Voting Power
Number of		-0-
Shares
Bene-
ficially	(8)	Shared Voting Power
owned by		-0-
Each
Report-
ing Person	(9)	Sole Dispositive Power
With		-0-

	(10)	Shared Dispositive Power
-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
-0-

12)	Check if the Aggregate Amount in Row (11) excludes certain shares:
☐

13)	Percent of Class Represented by Amount in Box (11):
-0-%

14)	Type of Reporting Person
IN

PURPOSES OF AMENDMENT

This Amendment No. 3 to Schedule 13D relates to shares of common stock in JK Acquisition Corp., a Delaware corporation (the "Issuer").  This Amendment No. 3 supplements and amends the initial statement on Schedule 13D filed on April 14, 2006 (the "Initial Statement") by Keith D. Spickelmier, as previously amendment by an Amendment No. 1 filed on July 24, 2008 and an Amendment No. 2 filed on December 30, 2009. This Amendment No. 3 is being filed to report a change in Mr. Spickelmier’s beneficial ownership due to the sale of all outstanding shares held by Mr. Spickelmier.  Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

ITEM 2.  Identity and Background

Item 2(a) of the Initial Statement is being amended to read in its entirety as follows:

“(a)	This Statement is filed by Keith D. Spickelmier.”

ITEM 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is being amended to read in its entirety as follows:

“Mr. Spickelmier purchased the 485,763 shares of Common Stock owned by him with his personal funds.  Moreover, Mr. Spickelmier used his personal funds to loan to the Issuer an amount that (with accrued interest) totaled an aggregate of $417,681.90 as of July 21, 2008.  On July 21, 2008, the Issuer executed in favor of Mr. Spickelmier by a promissory note convertible into up to 52,210,238 shares of Common Stock to represent the outstanding indebtedness.  Additional amounts totaling $22,210 were advance pursuant to this promissory note, and these additional amounts were convertible into an additional 2,776,308 shares of Common Stock.  On December 29, 2009, Mr. Spickelmier converted such promissory into 54,986,546 shares of Common Stock.  On December 31, 2009, Mr. Spickelmier sold all 55,472,309 shares of Common Stock owned by him to Golden Gate Homes, Inc., a privately held Delaware corporation, for an aggregate purchase price of $140,625.  In connection with the sale of his shares, Mr. Spickelmier resigned from all offices that he held with the Issuer, although he continues to serve as a director. ”

ITEM 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement is being amended to read in its entirety as follows:

“Mr. Spickelmier no longer owns any shares of Common Stock, and he ceased to be the beneficial owner of more than five percent of the Common Stock on December 31, 2009.  Other than for his receipt of shares upon the conversion of the convertible promissory note described above of for satisfaction of the indebtedness described above and his sale of all shares owned by him, Mr. Spickelmier has not effected any transaction in or with respect to the Common Stock during the past 60 days.”

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Initial Statement is being amended to read in its entirety as follows:

“Exhibit
Number	Exhibit Title

10.1	Stock Purchase Agreement dated December 30, 2009, by and between James P. Wilson and Keith D. Spickelmier, on the one hand, and Golden Gate Homes, Inc., a Delaware corporation, on the other hand”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2010

:/S/ Keith D. Spickelmier
Keith D. Spickelmier, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
(SEE 18 U.S.C. 1001).